UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT

TO § 240.13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

AEGERION PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

00767E102

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 00767E102	Page 2 of 11 Pages

1.	Names of Reporting Persons MVM International Life Sciences No.1 Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 318,951
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 318,951
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 318,951
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.5% (based on 21,195,404 shares outstanding on November 14, 2011)
12.	Type of Reporting Person (See Instructions) PN

Schedule 13G

CUSIP No. 00767E102	Page 3 of 11 Pages

1.	Names of Reporting Persons MVM Executive Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,242
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,242
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,242
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0% (based on 21,195,404 shares outstanding on November 14, 2011)
12.	Type of Reporting Person (See Instructions) OO

Schedule 13G

CUSIP No. 00767E102	Page 4 of 11 Pages

1.	Names of Reporting Persons MVM (GP) (No.2) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 318,951
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 318,951
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 318,951
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.5% (based on 21,195,404 shares outstanding on November 14, 2011)
12.	Type of Reporting Person (See Instructions) OO

Schedule 13G

CUSIP No. 00767E102	Page 5 of 11 Pages

1.	Names of Reporting Persons MVM Life Science Partners LLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 322,193
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 322,193
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 322,193
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.5% (based on 21,195,404 shares outstanding on November 14, 2011)
12.	Type of Reporting Person (See Instructions) PN

Schedule 13G

CUSIP No. 00767E102	Page 6 of 11 Pages

Item 1.	(a)	Name of Issuer:

Aegerion Pharmaceuticals, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

101 Main Street, Suite 1850 Cambridge, Massachusetts 02142

Item 2.	(a)	Name of Person Filing:

MVM International Life Sciences No.1 Limited Partnership (“MVM International”)

MVM Executive Limited (“MVM Limited”)

MVM (GP) (No.2) Limited (“MVM GP”)

MVM Life Science Partners LLP (“MVM Partners”)

MVM International, MVM Limited, MVM GP and MVM Partners are referred to herein collectively as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office for each of the Reporting Persons is: 6 Henrietta Street London WC2E 8PU United Kingdom

	(c)	Citizenship:

Each of the Reporting Persons is organized in the United Kingdom.

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

	(e)	CUSIP Number:

00767E102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Schedule 13G

CUSIP No. 00767E102	Page 7 of 11 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

Reporting Person	Shares
MVM International	318,951
MVM Limited	3,242
MVM GP	318,951
MVM Partners	322,193

MVM International directly owns 318,951 shares of the issuer and MVM Limited directly owns 3,242 shares of the issuer. MVM GP, which is the general partner of MVM International, is a wholly-owned subsidiary of MVM Partners. In addition, MVM Limited is a wholly-owned subsidiary of MVM Partners. The shares owned by MVM Limited are held in trust for the benefit of certain individuals, but the shares are controlled by MVM Partners. Therefore, MVM GP may be deemed to beneficially own the shares held by MVM International and MVM Partners may be deemed to beneficially own the shares held by MVM International and MVM Limited. Each of MVM Partners and MVM GP disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.

(b)	Percent of class:

Reporting Person	Percent
MVM International	1.5%
MVM Limited	0.0%
MVM GP	1.5%
MVM Partners	1.5%

The foregoing percentages are calculated based on 21,195,404 shares outstanding on November 14, 2011.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote with respect to each Reporting Person -0-

	(ii)	Shared power to vote or to direct the vote

Reporting Person	Shares
MVM International	318,951
MVM Limited	3,242
MVM GP	318,951
MVM Partners	322,193

(iii)	Sole power to dispose or to direct the disposition of with respect to each Reporting Person -0-

(iv)	Shared power to dispose or to direct the disposition of

Reporting Person	Shares
MVM International	318,951
MVM Limited	3,242
MVM GP	318,951
MVM Partners	322,193

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit 2.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Schedule 13G

CUSIP No. 00767E102	Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2012

MVM INTERNATIONAL LIFE SCIENCES NO.1 LIMITED PARTNERSHIP

By	its General Partner, MVM (GP) (No.2) Limited

By:	*
Neil Akhurst
Member of Director

MVM EXECUTIVE LIMITED

By:	*
Neil Akhurst
Member of Director

MVM (GP) (NO.2) LIMITED

By:	*
Neil Akhurst
Member of Director

MVM LIFE SCIENCE PARTNERS LLP

By:	*
Neil Akhurst
Member

*	The undersigned, by signing his name below, does hereby sign this statement on behalf of the above indicated filers in his capacity noted for such filers.

By:	/s/ Neil Akhurst
Neil Akhurst

Schedule 13G

CUSIP No. 00767E102	Page 9 of 11 Pages

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2	Identification and Classification of Members of the Group.

Schedule 13G

CUSIP No. 00767E102	Page 10 of 11 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: March 18, 2011

MVM INTERNATIONAL LIFE SCIENCES NO.1 LIMITED PARTNERSHIP

By	its General Partner, MVM (GP) (No.2) Limited

By:	*
Neil Akhurst
Member of Director

MVM EXECUTIVE LIMITED

By:	*
Neil Akhurst
Member of Director

MVM (GP) (NO.2) LIMITED

By:	*
Neil Akhurst
Member of Director

MVM LIFE SCIENCE PARTNERS LLP

By:	*
Neil Akhurst
Member

*	The undersigned, by signing his name below, does hereby sign this agreement on behalf of the above indicated filers in his capacity noted for such filers.

By:	/s/ Neil Akhurst
Neil Akhurst

Schedule 13G

CUSIP No. 00767E102	Page 11 of 11 Pages

Exhibit 2

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

MVM International, MVM Limited, MVM GP and MVM Partners are filing this Amendment No. 1 to Schedule 13G as a group. All terms used and not defined in this Exhibit 2 shall have the meanings ascribed to such terms in the Amendment No. 1 to Schedule 13G to which this Exhibit 2 is attached.

MVM International is a limited partnership, MVM Limited is a company, MVM GP is a company and MVM Partners is a limited liability partnership, each of which is organized in the United Kingdom. MVM GP, which is the general partner of MVM International, is a wholly-owned subsidiary of MVM Partners. In addition, MVM Limited is a wholly-owned subsidiary of MVM Partners. Therefore, MVM GP may be deemed to beneficially own the shares held by MVM International and MVM Partners may be deemed to beneficially own the shares held by MVM International and MVM Limited. Each of MVM Partners and MVM GP disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.